Exhibit 99.1

Sapiens Launches Enhanced CoreSuite for P&C with Upgrades to Claims, Billing, and Underwriting

New configurable dashboard provides underwriters with real-time visibility into their workload

Rochelle Park, NJ, September 9, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global leader in intelligent SaaS-based software solutions, today announced the launch of its latest version of Sapiens CoreSuite for Property & Casualty for the North American insurance market. Version 13.0 is a critical component of Sapiens Insurance Platform, a future-proof, AI-based, open and integrated platform. The release, which is available to all North American CoreSuite for P&C customers, expands the robust core business capabilities for both underwriting and claims.

Significant performance, integration, and usability enhancements across ClaimsPro, BillingPro, and PolicyPro solutions significantly improve operational inefficiencies, increase speed and accuracy, and optimize the user experience.

“Our North American P&C clients requested assistance in dealing with some of their biggest challenges: the lack of visibility into underwriting, integration cost and complexity, and the need for smarter risk evaluation,” said Roni Al-Dor, Sapiens President and CEO. “Sapiens acted quickly to enable smarter and more accurate underwriting, a cost reduction in integration infrastructure, and faster claims and billing operations. Our long-term strategy is to leverage corporate investments in support of our customers, as reflected in this new version.”

A strategic technology upgrade in claims improves integration flexibility and helps manage operational costs, while maintaining robust performance. Billing capabilities have been enhanced through streamlined payable statement creation and a new policy filter, resulting in faster navigation and processing for carriers.

Faster and more accurate underwriting will be achieved via AI-powered tools to summarize data and documents, and provide underwriting workflows that are meaningful. Metrics will quantify risk via a concise underwriting dashboard display. Underwriters will benefit from a powerful, real-time view of their workload and a quality assessment of submissions.

Sapiens CoreSuite for Property & Casualty is a truly integrated suite to address all North American P&C insurer needs, including policy administration, billing, and claims. The solution empowers P&C insurers to quickly adjust to market and regulatory changes, evolving customer expectations, natural catastrophes and the constant emergence of new competitors, by including automated decision, reinsurance, data and analytics, and digital applications for a completely modernized landscape.

www.sapiens.com

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

On August 12, 2025, Sapiens announced that it entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share in cash, valuing Sapiens at approximately $2.5 billion.

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Investor and Media Contact

Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com